Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

SUPPL

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Ex[illegible]	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrze[illegible] ie) Directc[illegible] and In[illegible]	Phone:	(48 76) 847 82 31
Company:	KGHM [illegible]	Fax:	(48 76) 847 82 05
E-mail:			
Date:	19 August 2003	No of sheets:	1

03029364

Announcement alsc provided to required statutory authorities

Current report 47/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 18 August 2003 Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.) received a decision of the Minister of Infrastructure dated 7 August 2003 regarding a request for cancellation of licensing and prolongation fees.
In this decision the Minister of Infrastructure has promised Telefonia Dialog S.A. to cancel outstanding fees based on the obtaining of a licence to provide telecommunications services amounting to EUR 117 850 thousand (the equivalent of PLN 516 301 thousand based on the average NBP rate of 7 August 2003) and on prolongation fees amounting to PLN 21 704 thousand (the equivalent of EUR 4 954 thousand, based on the NBP rate of 7 August 2003), which were set in connection with earlier, deferred dates for the payment of licensing fees instalments.
Cancellation of these fees will take place following a review of the investment expenditures incurred, documented in accordance with art. 8 of the law dated 23 November 2002 on the restructuring of licensing liabilities of fixed-line public telephone network operators (Journal of Laws from 2002, Nr 233, item 1956).
In addition, the Minister of Infrastructure has deferred to 30 September 2004 the deadline for payment of the above-mentioned licensing and prolongation fees.

Legal basis:
(art.81, section 1, point 2 of the Securities Act of 21 August 1997 - Dz. U. Nr 118, poz. 754 with later changes)

PREZES ZARZĄDU
Stanisław Speczik

DYREKTOR GENERALNY
Biura Zarządu
Józef Dudziak

8/19